Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)

	Years Ended December 31,
	2006		2007		2008		2009	2010
	($ in thousands)
Earnings (1):
Net income (loss)	$137,180		$123,254		$122,489		$(59,360)	$(73,516)
Provision (benefit) for income taxes	86,568		79,260		72,939		(37,325)	(43,719)
Fixed charges	200,886		248,818		211,237		199,403	202,724

Total earnings	$424,634		$451,332		$406,665		$102,718	$85,489

Fixed Charges(2):
Interest, including amortization of debt issuance of costs	$197,085		$243,908		$201,849		$189,689	$194,471
Interest component of rental expense	3,801		4,910		9,388		9,714	8,253

Total fixed charges	200,886		248,818		211,237		199,403	202,724

Preferred dividend:	7,997		—		—		—	—

Preferred dividends adjusted for taxes:	13,044		—		—		—	—

Total fixed charges plus preferred dividends:	$213,930		$248,818		$211,237		$199,403	$202,724

Ratio of earnings to fixed charges(3)	2.1	x	1.8	x	1.9	x	—	—

Ratio of earnings to fixed charges and preferred dividends(3)	2.0	x	1.8	x	1.9	x	—	—

1	Earnings are defined as income from continuing operations before income taxes and fixed charges.

2	Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense attributable to interest.

3	Due to our losses for the years ended December 31, 2009 and December 31, 2010, the ratio coverage in these periods was less than 1:1. The Company would have needed additional earnings of $96.7 million for the year ended December 31, 2009 and additional earnings of $117.2 million for the year ended December 31, 2010, to achieve, in each case, coverage of 1:1.